Exhibit 3.22

AMENDMENT

TO

BYLAWS

OF

POLLO OPERATIONS, INC.

(effective as of May 29, 2020)

Article I, Section 1 of the Bylaws of Pollo Operations, Inc., a Florida corporation (the “Corporation”) is hereby amended and restated in its entirety as follows:

“Section 1. Registered Office. The registered office of Pollo Operations, Inc., a Florida corporation (the “Corporation”) shall be located at the City of Miami and/or any other city in the State of Florida.”